Exhibit 99

**Certification of CEO and CFO Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report on Form 11-K of the Great Plains Energy Incorporated (formerly Kansas City Power & Light Company) Cash or Deferred Arrangement (Employee Savings Plus Plan) (the "Plan") for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of Great Plains Energy Incorporated, as Plan Administrator, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his or her knowledge:

      (1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

      (2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/Bernard J. Beaudoin
_____

Name: Bernard J. Beaudoin
Title: Chairman of the Board, President and Chief
            Executive Officer
Date: June 30, 2003

/s/Andrea F. Bielsker
_____

Name: Andrea F. Bielsker
Title: Senior Vice President – Finance, Chief Financial
            Officer and Treasurer
Date: June 30, 2003

This certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document. This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 except to the extent this Exhibit 99 is expressly and specifically incorporated by reference in any such filing.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Great Plains Energy Incorporated and will be retained by Great Plains Energy Incorporated and furnished to the Securities and Exchange Commission or its staff upon request.